
May 24, 2011

<u>Via Facsimile</u>
David W. Williams
Chief Executive Officer
Noble Corporation
Dorfstrasse 19A
Baar, Switzerland 6430

> **Re:** **Noble Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 0-53604**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

    - Disclose the applicable policy limits and deductibles related to your insurance coverage;

    - Disclose your related indemnification obligations and those of your customers, if applicable;

    - Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- Provide further detail on the risks for which you are insured for your offshore operations.

In that regard, we note your disclosure in the notes to your financial statements at page 99 that you carry protection and indemnity insurance covering marine third party liability exposures, which also includes coverage for employer's liability resulting from personal injury to your offshore drilling crews. In addition, we note your disclosure that your protection and indemnity policy currently has a standard deductible of $10 million per occurrence, with maximum liability coverage of $750 million. With a view toward disclosure, please clarify the nature of claims that would be covered by such protection and indemnity insurance.

2. Discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265, or in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director